EXHIBIT C

CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK

OF

EDGAR ONLINE, INC.

Pursuant to Section 151

of the General Corporation Law of

the State of Delaware

The undersigned, Philip D. Moyer, hereby certifies that:

I. He is the duly elected and acting President and Chief Executive Officer of EDGAR Online, Inc., a Delaware corporation (the “Company”).

II. The Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes One Million (1,000,000) shares of preferred stock, par value $0.01 per share.

III. The following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company (the “Board of Directors”) at a meeting on January 25, 2010, which constituted all requisite actions on the part of the Company with respect to the authorization of the filing of this Certificate of Designation (this “Certificate of Designation”).

RESOLUTIONS

WHEREAS, the Board of Directors is authorized to provide for the issuance of the shares of preferred stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of each such series; and

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of preferred stock, set the number of shares constituting such series and fix the rights, preferences, privileges and restrictions of such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the rights, preferences, powers and restrictions relating to such series as follows:

1. Designation and Number. The shares of such series shall be designated as the Series B Convertible Preferred Stock with par value $0.01 per share (the “Series B Preferred Stock”). The number of shares initially constituting the Series B Preferred Stock shall be One Hundred Twenty Thousand (120,000).

2. Board of Directors.

(a) Series B Preferred Directors. So long as at least 50% of the Series B Preferred Stock remains outstanding, the Required Holders shall have the right to the exclusion of all other classes or series of the Company’s capital stock, voting at a meeting of stockholders called for the purpose or by written consent, separately from the Common Stock and all other series of preferred stock, to elect two (2) individuals, and so long as any shares of Series B Preferred Stock but less than 50% of the Series B Preferred Stock remains outstanding, the Required Holders shall have the right to the exclusion of all other classes or series of the Company’s capital stock, voting at a meeting of stockholders called for the purpose or by written consent, separately from the Common Stock and all other series of preferred stock, to elect one (1) individual to serve on the Board of Directors (the directors elected pursuant to this Section 2(a), the “Series B Preferred Directors”). Any Series B Preferred Director elected pursuant to this Section 2(a) may be removed at any time without cause by, and only by, the vote, given at a meeting or by written consent, of the Required Holders. Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any Series B Preferred Director elected pursuant to this Section shall only be filled by the remaining Series B Preferred Director, if any, or the Required Holders. The Series B Preferred Directors shall be entitled to reimbursement from the Company for costs and expenses in attending meetings of the Board of Directors or any committee thereof.

(b) Renunciation under DGCL Section 122(17). Pursuant to Section 122(17) of the Delaware General Corporation Law, the Company renounces any interest or expectancy of the Company in, or being offered an opportunity to participate in, business opportunities that are presented to one or more of the Series B Preferred Directors.

3. Dividends.

(a) From and after the Issue Date until and including the fifth anniversary of the Closing Date, cumulative dividends shall accrue on the Series B Preferred Stock at the annual rate (the “Rate”) of 11.44037% of the Accrued Value. Dividends on the Series B Preferred Stock shall be cumulative and shall accrue daily from and after, but shall compound annually on each anniversary of the Issue Date whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends. All such dividends shall compound and be added to the Accrued Value on each anniversary of the Issue Date, as provided in the definition of “Accrued Value” in Section 9 hereof. None of such dividends shall be paid in cash unless such dividends are paid pursuant to Section 4 or Section 8, and for the avoidance of doubt, such dividends shall remain accrued when compounded and added to the Accrued Value until paid in cash pursuant to such Sections.

(b) In the event that the Board of Directors shall declare a dividend payable upon the then outstanding shares of Common Stock (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of the Series B Preferred Stock shall be entitled, in addition to any cumulative dividends to which the Series B Preferred Stock may be entitled under Section 3(a) above, to receive the amount of dividends per share of Series B Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Series B Preferred Stock held by each holder could be converted pursuant to the provisions of Section 6 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend.

(c) The Board of Directors may fix a record date for the determination of holders of shares of Common Stock or the Series B Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days and no less than 10 days prior to the date fixed for the payment thereof.

4. Liquidation, Dissolution or Winding Up.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation Event”), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, on a preferred basis prior and in preference to any distribution to the holders of any Common Stock or any other preferred stock of the Company, an amount in cash per share of Series B Preferred Stock equal to the greater of (i) the Original Purchase Price plus all accrued and unpaid dividends thereon pursuant to Section 3(a), or (ii) the amount that would be payable in respect of a share of Common Stock if all outstanding shares of Series B Preferred Stock were converted into Common Stock immediately prior to such Liquidation Event in accordance with Section 6 below (without regard as to whether sufficient shares of Common Stock are available out of the Company’s authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock). If upon any such Liquidation Event, the remaining assets of the Company available for distribution to the Company’s stockholders shall be insufficient to pay the holders of shares of the Series B Preferred Stock the full amount to which they shall be entitled pursuant to this Section 4(a), the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of such shares of Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Company ranking on liquidation prior to and in preference to the Common Stock, upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of shares of Common Stock.

(c) If the amount to be distributed to the holders of Series B Preferred Stock upon any Liquidation Event shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be mutually agreed by the Company and the

Required Holders; provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure. The holders of shares of Series B Preferred Stock shall share ratably in any distribution pursuant to this Section 4, whether in cash, amounts other than cash or a combination of both.

(d) The Company shall mail written notice of a Liquidation Event to each holder of record of Series B Preferred Stock at least 30 days prior to the date for payment or distribution to shareholders stated in the Company’s notice.

(e) For the avoidance of doubt, a Change of Control shall not be deemed to be a Liquidation Event.

(f) For the avoidance of doubt, if the holders of shares of Series B Preferred Stock receive an amount of cash upon a Liquidation Event pursuant to this Section 4, the holders of share of Series B Preferred Stock will not have the right to subsequently convert their shares of Series B Preferred Stock into Common Stock of the Company pursuant to Section 6.

5. Voting. Each holder of Series B Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible on the record date for the vote on such matter (as adjusted from time to time pursuant to Section 6 hereof and subject to the limitations set forth in the second paragraph of Section 6(a) below, but without regard as to whether sufficient shares of Common Stock are available out of the Company’s authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Holders of Series B Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together with the holders of Common Stock as a single class.

6. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends thereon by (ii) the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” shall initially be equal to $1.10 per share. The rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided in Section 6(d), (e), (f) and (g) below.

Unless the Company obtains the requisite approval of its holders of Common Stock to comply with the applicable rules of the Nasdaq Capital Market (or any successor entity), the Company may not issue to a holder, or group of affiliated holders, of shares of Series B Preferred

Stock, upon conversion of such Series B Preferred Stock, a number of shares of the Company’s Common Stock that would cause such holder, or group of affiliated holders, to own, in the aggregate, in excess of 19.9% of all the then issued and outstanding shares of the Company’s voting power.

In the event of a notice of redemption of any shares of Series B Preferred Stock pursuant to Section 8 hereof, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the date fixed for redemption, unless the redemption price is not paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full.

(b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(c) Mechanics of Conversion.

(i) In order for a holder of Series B Preferred Stock to convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series B Preferred Stock, at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Preferred Stock represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (the “Conversion Date”). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series B Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. On the Conversion Date, each holder of record of shares of Series B Preferred Stock surrendered for conversion shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Series B Preferred Stock, notwithstanding that the certificates representing such shares of Series B Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of such Series B Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(ii) The Company shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price, as applicable.

(iii) Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion (but such dividends shall be reflected in the calculation of the number of shares of Common Stock issuable upon such conversion in accordance with Section 6(a)).

(iv) All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends declared but unpaid on the Series B Preferred Stock. Any shares of Series B Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

(v) The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(d) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding shares of Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased. If the Company shall at any time or from time to time after the Issue date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the

Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as applicable, then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series B Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

(f) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(g) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (d), (e) or (f) of this Section 6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series B Preferred Stock shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock, if any, a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

(i) Notice of Record Date. In the event:

(i) that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii) that the Company subdivides or combines its outstanding shares of Common Stock;

(iii) of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution on the Common Stock), or of any consolidation or merger of the Company into or with another Person, or of the sale of all or substantially all of the assets of the Company; or

(iv) of a Liquidation Event;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series B Preferred Stock, and shall cause to be mailed to the holders of the Series B Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the date specified in (A) below or twenty days before the date specified in (B) below, a notice stating

(A)	the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B)	the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

(j)	Redemption at Holder’s Option for Common Stock Value. To the extent that at any time sufficient shares of Common Stock are not available out of the Company’s authorized but unissued stock for the purpose of effecting the conversion of the Series B Preferred Stock in full, a holder of Series B Preferred Stock may elect by written notice to the Company to require the Company to redeem such holder’s shares of Series B Preferred Stock (but only to the extent sufficient shares of Common Stock are not available out of the Company’s authorized but unissued stock for the purpose of effecting the conversion of such Series B Preferred Stock) for cash, at a redemption price per share of Series B Preferred Stock equal to the last closing bid price at the time of such request per share of Common Stock, as reported on the Company’s primary Trading Market, multiplied by the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible (without regard as to whether sufficient shares of Common Stock are available out of the Company’s authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock), payable within three business days of such request to the extent funds are legally available therefore. The Company shall use its commercially reasonable efforts to obtain the necessary funds to effect any redemption pursuant to this Section. “Trading Market” means the following market(s) or exchange(s) on which the Common Stock is listed or quoted for trading on the date in question (as applicable): the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

7. Protective Covenants. The Company shall not, and shall not permit any Subsidiary to, without the prior written consent of the Required Holders, whether by amendment, reclassification, merger, consolidation, reorganization or otherwise:

(a) create or issue any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series B

Preferred Stock (including without limitation, debt that is convertible into capital stock and redeemable preferred stock that is not treated as Common Stock for tax purposes) or, other than the issuance of shares of Common Stock on exercise or conversion of securities outstanding on the Issue Date, issue any shares of Common Stock or securities convertible into or exercisable (directly or indirectly) for Common Stock if at such time (or after giving affect to such issuance) the Company does not have sufficient shares of Common Stock available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock into Common Stock (assuming that accrued and unpaid dividends at such time include all dividends that would have accrued on the Series B preferred stock from the Issue Date through and including the fifth anniversary of the Closing Date) and the exercise and conversion of all other securities convertible or exercisable (directly or indirectly) for Common Stock;

(b) alter, amend or waive the Certificate of Incorporation or the By-laws of the Company;

(c) increase or decrease the number of authorized shares of Series B Preferred Stock;

(d) declare or pay any dividends on, or make any redemption of any capital stock, except for the payment of up to $100,000 in any twelve-month period for repurchases from employees pursuant to contractual call rights or rights of first refusal in which all the stock of the employee is redeemed;

(e) create any subsidiary that is not 100% owned by the Company or another 100% owned subsidiary of the Company;

(f) enter into any merger or consolidation, whether or not the Company or a Subsidiary is the surviving corporation, except for mergers or consolidations resulting in the issuance of shares of Company capital stock or other consideration not exceeding, in the aggregate, for all such transactions, more than 5% of the Company’s Market Cap at closing;

(g) acquire or invest in any other person or entity in excess of, in the aggregate for all such transactions, more than 5% of the Company’s Market Cap as of the Closing Date;

(h) sell, transfer or otherwise dispose of (which for purposes of clarification excludes inventory and other sales in the ordinary course of business) in any transaction or series of related transactions of more than 25% of the fair market value of the Company’s consolidated assets;

(i) enter into any transaction with Affiliates of the Company or senior management of the Company, except for arms-length employment agreements;

(j) enter into any debt or lease transaction, other than working capital loans, equipment leases and other similar transactions in the ordinary course of business, in excess of $3 million at any one time outstanding in the aggregate for all such transactions; or

(k) change the size of its board of directors.

8. Redemptions.

(a) Redemption at Holder’s Option. On or at any time after the eighth anniversary of the Closing Date, if requested by holders of at least a majority of the then outstanding Series B Preferred Stock, each holder of Series B Preferred Stock shall have the right to require the Company to redeem all of such holder’s Series B Preferred Stock, for cash, at a redemption price per share of Series B Preferred Stock equal to the Original Purchase Price plus all accrued and unpaid dividends thereon.

(b) Redemption on a Change of Control. At any time on or within 120 days after the occurrence of a Change of Control, each holder of Series B Preferred Stock shall have the right to require the Company to redeem all or a portion of such holder’s Series B Preferred Stock for cash, if the consideration in such Change of Control transaction is cash, but otherwise for consideration in the same form as all other stockholders will receive in such transaction, at a redemption price per share of Series B Preferred Stock equal to the greater of (i) the fair market value per share valued as of the date of the Change of Control determined on as-converted to Common Stock basis (without regard as to whether sufficient shares of Common Stock are available out of the Company’s authorized but unissued stock, for the purpose of effecting the conversion of the Series B Preferred Stock) and (ii) the Original Purchase Price plus all accrued and unpaid dividends thereon, provided, however, for purposes of each of the foregoing clauses, in the event of a Change of Control prior to the fifth anniversary of the Closing Date, accrued and unpaid dividends will include all dividends that would have accrued thereon from the Issue Date through and including the fifth anniversary of the Closing Date. The Company shall promptly provide to holders of the Series B Preferred Stock notice of a Change of Control and shall promptly provide to the holders of shares of Series B Preferred Stock such information concerning the terms of such Change of Control and the value of the assets of the Company as may be reasonably requested by the holders of Series B Preferred Stock. If the amount to be distributed to the holders of Series B Preferred Stock upon any Change of Control shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be mutually agreed by the Company and the Required Holders; provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.

(c) Exercise of Redemption Right. Any holder of Series B Preferred Stock may exercise the holder’s redemption right under Section 8(a) or (b) by delivering to the Company at its principal office a written notice stating the holder’s intention to exercise the holder’s redemption right and the number of the holder’s shares of Series B Preferred Stock to be redeemed. The Company shall be obligated to redeem the total number of shares of Series B Preferred Stock specified in the holder’s redemption notice on or before the earlier of the 120th business day following its receipt of the initial redemption request triggering the notice described in Section 8(d) below pursuant to Section 8(a) or, if requested by such holder, the date of the Change of Control if notice is given at least 10 days prior to such Change of Control.

(d) Notice of Holder’s Redemption. The Company shall provide notice of any redemption requested under Section 8(a) or (b), specifying the time and place of redemption and the redemption price, by first class or registered mail, postage prepaid, return receipt requested, to each holder of record of Series B Preferred Stock at the address for such holder last shown on the records of the transfer agent therefor (or the records of the Company, if it serves as its own transfer agent), not less than fifteen (15) days prior to each redemption date. The Company shall use its best efforts, and shall take all reasonable action necessary, to pay the redemption price as provided in this Section 8, including, without limitation, by obtaining financing or effectuating a recapitalization or a sale of Common Stock so as to create a surplus.

(e) Insufficient Funds. If the funds of the Company legally available for redemption pursuant to Section 8(a) or (b) of the Series B Preferred Stock on any redemption date are insufficient to redeem all shares of the Series B Preferred Stock being redeemed by the Company on such date, those funds which are legally available will be used first to redeem the maximum possible number of shares of the Series B Preferred Stock being redeemed in accordance with the aggregate redemption proceeds payable with respect to the shares of Series B Preferred Stock to be redeemed. At any time thereafter when additional funds of the Company become legally available for the redemption of the Series B Preferred Stock, such funds will be used to redeem the balance of the shares of Series B Preferred Stock which the Company was theretofore obligated to redeem as provided in the immediately preceding sentence. Any shares of Series B Preferred Stock which are not redeemed as a result of the circumstances described in this Section 8(e) shall remain outstanding until such shares shall have been redeemed and the redemption price therefor, as applicable, shall have been paid or set aside for payment in full.

(f) Rights Terminated. Upon (i) presentation and surrender of the certificate or certificates representing the shares of Series B Preferred Stock being redeemed pursuant to this Section 8 and receipt of the redemption price therefor, or (ii) irrevocable deposit in trust by the Company for holders of the Series B Preferred Stock being redeemed pursuant to this Section 8 of an in cash amount equal to the redemption price for the shares of Series B Preferred Stock being redeemed on any redemption date, each holder of Series B Preferred Stock will cease to have any rights as a stockholder of the Company by reason of the ownership of such redeemed shares of Series B Preferred Stock (except for the right to receive the redemption price therefor upon the surrender of the certificate or certificates representing the redeemed shares if such certificate or certificates have not been surrendered), and such redeemed shares of Series B Preferred Stock will not from and after the date of payment in full of the redemption price therefor be deemed to be outstanding.

(g) Restrictions on Other Payments. After the receipt by the Company of a redemption request pursuant to Section 8(a) or (b), unless and until the full redemption price for the shares of Series B Preferred Stock to be redeemed on any redemption date has been paid to the holders requesting such redemption, (i) no dividends shall be paid or declared or set aside for payment or other distribution upon any capital stock of the Company, and (ii) no shares of capital stock of the Company shall be redeemed, retired, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Company or any Subsidiary (except by conversion into or exchange for shares of Common Stock for which adjustment may be made pursuant to Section 6 above).

(h) Reacquired Shares. Any shares of Series B Preferred Stock converted, redeemed, purchased, or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Company from time to time shall take such action as may be necessary to reduce the authorized Series B Preferred Stock accordingly.

9. Definitions. The following terms shall have the following respective meanings:

“Accrued Value” means, with respect to each share of Series B Preferred Stock, the sum (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events affecting the Series B Preferred Stock) of (i) the Original Purchase Price plus (ii) on each anniversary of the Issue Date an additional amount equal to any dividends on a share of Series B Preferred Stock which have accrued on any dividend payment date and have not been previously added to such Accrued Value.

“Affiliate” means, with respect to any Person (as defined herein), any (x) spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a director, officer, or partner of such Person) and (y) other Persons that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person; provided that with respect to Bain Capital Venture Integral Investors, LLC, the term Affiliate shall also be deemed to include any Person under common management with such entity. The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Appraisal Procedure” means the following procedure to determine fair market value of any security or other property (in either case, the “valuation amount”). If the Required Holders and the Company are not able to agree on the valuation amount within a reasonable period of time (not to exceed twenty (20) days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with each of the Company and the Required Holders and shall be reasonably acceptable to the Board of Directors and the Required Holders. If the Board of Directors and the Required Holders are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in Boston, Massachusetts, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by the Required Holders and the Board of Directors, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Board of Directors and no more than three may be named by the Required Holders. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Board of Directors and the Required Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount. The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Company and the Required Holders and the valuation amount calculated by the investment banking firm. The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties. The Company shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the valuation amount. If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and affiliates.

“Board of Directors” has the meaning set forth in Article III above.

“Certificate of Designation” has the meaning set forth in Article III above.

“Certificate of Incorporation” has the meaning set forth in Article II above.

“Change of Control” means, a sale of all or substantially all of the assets of the Company or acquisition of the Company by another person or entity by means of any transaction or series of transactions (including any reorganization, merger, consolidation or share transfer) where the shareholders of the Company immediately preceding such transaction own, following such transaction, less than 50% of the voting securities of the Company.

“Closing Date” has the meaning set forth in the Series B Preferred Stock Purchase Agreement.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in Article I above.

“Company’s Market Cap” means the fair market value of a share of Common Stock multiplied by the number of shares of Common Stock then outstanding, assuming the conversion into Common Stock of all securities convertible into Common Stock. For the purposes of this definition, “fair market value of a share of Common Stock” means (i) if the Common Stock is listed on a Trading Market, the average of the closing prices of the Common Stock’s sales on all Trading Markets, or, if there have been no sales on any such Trading Market on any day, the average of the highest bid and lowest asked prices on all such Trading Markets at the end of such day, in each such case averaged over a period of ten days consisting of the ten consecutive Trading Days prior to the day as of which the Company’s Market Cap is being determined, or (ii) if the Common Stock is not listed on a Trading Market, fair market value per share as determined by the agreement of the Required Holders and the Company, provided if no agreement can be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.

“Conversion Date” has the meaning set forth in Section 6(c)(i) above.

“Conversion Price” has the meaning set forth in Section 6(a) above.

“Conversion Rights” has the meaning set forth in Section 6 above.

“Investor Rights Agreement” means the Investor Rights Agreement, dated on or about January 28, 2010, by and among the Company and the investors party thereto.

“Issue Date” means, with respect to each share of the Series B Preferred Stock, the date on which such share of Series B Preferred Stock was issued.

“Liquidation Event” has the meaning set forth in Section 4(a) above.

“Original Purchase Price” means $100.00 per share of Series B Preferred Stock.

“Person” means, without limitation, an individual, a partnership, a corporation, an association, a joint stock corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

“Rate” has the meaning set forth in Section 3(a) above.

“Redemption” means a redemption pursuant to Section 8 above.

“Required Holders” means holders of a majority of the then outstanding shares of Series B Preferred Stock.

“Series B Preferred Stock” has the meaning set forth in Section 1 above.

“Series B Preferred Directors” has the meaning set forth in Section 2(a) above.

“Series B Preferred Stock Purchase Agreement” means the Series B Preferred Stock Purchase Agreement, dated on or about January 28, 2010, by and between the Company and the purchaser a party thereto.

“Subsidiary” means any Person of which the Company directly or indirectly owns at the time 50% or more of the outstanding equity interests (other than directors’ qualifying shares) that represent (a) 50% of the voting power, (b) 50% of the economic power, or (c) control of the board of directors or similar governing body of such Person.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market or (b) if the Common Stock is not then listed or quoted and traded on any Trading Market, then a day on which trading occurs on the Nasdaq Capital Market (or any successor thereto).

“Trading Market” means the following market(s) or exchange(s) on which the Common Stock is listed or quoted for trading on the date in question (as applicable): the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Designation has been signed on behalf of the Company by its President and Chief Executive Officer as of January 28, 2010.

EDGAR ONLINE, INC.

By:	/s/ PHILIP D. MOYER
Name:	Philip D. Moyer
Title:	President and Chief Executive Officer

Signature to page to Series A Certificate of Designation